Exhibit 99.1

Bioceres Crop Solutions receives green light for cultivation of drought tolerant hb4 wheat in the United StATES

ROSARIO, Argentina—August 28, 2024 (BUSINESS WIRE) —Bioceres Crop Solutions Corp. (NASDAQ: BIOX) announced today that the United States Department of Agriculture (USDA) has favorably concluded its Regulatory Status Review (RSR) for HB4 wheat technology. The announcement can be found here: https://www.aphis.usda.gov/biotech-regulatory-status/regulatory-status-review-table.

The USDA, through the Animal and Plant Health Inspection Service (APHIS), reviewed HB4 wheat and concluded that it does not pose an increased plant pest risk relative to comparator wheat plants. As such, it is not subject to regulations under the 7 CFR part 340 for organisms modified or produced through genetic engineering.

The determination clears the U.S. market for production of HB4 wheat and complements the FDA’s previously obtained favorable review for food and feed use. The United States is the fourth largest wheat producer in the world — the largest in the Americas — and is the fourth country in the world to greenlightt production of HB4 wheat, following Argentina, Brazil and Paraguay.

Australia, New Zealand, South Africa, Nigeria, Thailand, Indonesia, Colombia and Chile have all approved the technology for food and feed use. In Australia, an important wheat producing geography that is increasingly prone to water deficits, the company has recently received a license to undertake field trials to gather the necessary data for an eventual production application as well.

The company will provide further details on its HB4 wheat platform during its upcoming Earnings Call, to be held on Tuesday, September 10th at 8:30 a.m. EST.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com